As filed with the Securities and Exchange Commission on September 20, 2011

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STAR BULK CARRIERS CORP.
(Exact Name of Registrant as Specified in its Charter)

Republic of the Marshall Islands (State or Other Jurisdiction of Incorporation or Organization)	N/A (I.R.S. Employer Identification No.)

40 Agiou Konstantinou Street, 15124, Athens, Greece
(Address of Principal Executive Offices)

STAR BULK CARRIERS CORP.
2011 EQUITY INCENTIVE PLAN
2010 EQUITY INCENTIVE PLAN
And
2007 EQUITY INCENTIVE PLAN
(Full Title of the Plan)

Seward & Kissel LLP
Attention:  Gary J. Wolfe, Esq.
One Battery Park Plaza
New York, New York 10004
(Name and Address of Agent for Service)

(212) 574-1200
(Telephone Number, Including Area Code, of Agent of Service)

Copies to:

Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1200

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

[  ] Large accelerated filer

[X] Accelerated filer

[  ] Non-accelerated filer (Do not check if a smaller reporting company)

[  ] Smaller reporting company

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock	4,665,100	$1.42	$6,624,442	$800

(1)
Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement shall include any additional shares of common stock that may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)
Represents 4,665,100 shares of common stock that have been issued under the Star Bulk Carriers Corp. 2007 and 2010 Equity Incentive Plans and have been and may in the future be issued under the Star Bulk Carriers Corp. 2010 and 2011 Equity Incentive Plan.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sales prices of a share of the Registrant's common stock on September 16, 2011, as reported on the NASDAQ Global Select Market.

EXPLANATORY NOTE

Unless the context otherwise requires, as used in this Registration Statement, the terms "Company," "we," "us," and "our" refer to Star Bulk Carriers Corp., a Marshall Islands corporation, and all of its subsidiaries, and "Star Bulk Carriers Corp." refers only to Star Bulk Carriers Corp. and not to its subsidiaries.

This Registration Statement on Form S-8 contains two parts. The first part contains a reoffer prospectus prepared pursuant to the requirements of General Instruction C to Form S-8 (in accordance with Part 1 of Form F-3) that covers resales of "restricted securities" and "control securities" (in each case as defined in General Instruction C to Form S-8).  This reoffer prospectus may be used for reofferings and resales on a continuous basis in the future of 4,665,100 shares of common stock, par value $0.01 per share, of the Company that have been issued under the Star Bulk Carriers Corp. 2007 Equity Incentive Plan and that have been and may in the future be issued under the Star Bulk Carriers Corp. 2010 Equity Incentive Plan and that may in the future be issued under the Star Bulk Carriers Corp. 2011 Equity Incentive Plan (collectively, the "Equity Incentive Plans") to directors, officers, key employees (including any prospective director, officer or key employee) and consultants of the Company and its subsidiaries (collectively, "Key Persons"). The second part of this Registration Statement contains information required in the Registration Statement pursuant to Part II of Form S-8.

We have and will periodically issue shares of common stock to certain Key Persons under the 2010 Equity Incentive Plan and will periodically issue shares of common stock to certain Key Persons under the 2011 Equity Incentive Plan and the reoffer prospectus has been included in this registration statement on Form S-8 so that upon issuance of these shares to Key Persons, such persons may resell their respective shares of common stock.  If subsequent to the date of this reoffer prospectus, we grant further awards to Key Persons under the 2010 Equity Incentive Plan, we may supplement this reoffer prospectus with the names of such Key Persons and the amounts of securities to be reoffered by them as selling shareholders.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The documents constituting Part I of this Registration Statement will be sent or given by the Company to the Key Persons, the grantees under the Equity Incentive Plans, as specified by Rule 428(b)(1) under the Securities Act.  The Part I Information is not filed with the U.S. Securities and Exchange Commission, or the Commission, either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424.

Upon written or oral request, the Company will provide, without charge, the documents incorporated by reference in Item 3 of Part II of this Registration Statement.  The documents are incorporated by reference in the Section 10(a) prospectus.  The Company will also provide, without charge, upon written or oral request, other documents required to be delivered to employees pursuant to Rule 428(b) under the Securities Act. Requests for the above-mentioned information should be directed to Ms. Georgia Mastagaki, our Corporate Secretary, at the address and telephone number on the cover of this Registration Statement.

REOFFER PROSPECTUS

4,665,100 SHARES OF COMMON STOCK

STAR BULK CARRIERS CORP.

This prospectus relates to the offer and sale by the selling shareholders identified in this prospectus, or such selling shareholders who are added hereto by prospectus supplement, and any of their respective pledgees, donees, transferees or other successors in interest, of up to an aggregate of 4,665,100 shares of common stock of the Company. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

The shares of common stock have been and will be issued pursuant to awards granted under the Star Bulk Carriers Corp. 2011 Equity Incentive Plan, 2010 Equity Incentive Plan and 2007 Equity Incentive Plan (collectively, the "Equity Incentive Plans"). The shares of common stock covered by this prospectus may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "Plan of Distribution". We will bear all costs, expenses and fees in connection with the registration of the shares. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the selling shareholders.

Each selling shareholder and any broker executing selling orders on behalf of a selling shareholder may be deemed to be an "underwriter" as defined in the Securities Act.  If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the shares of common stock covered by this prospectus as principals, any profits received by such broker-dealers on the resales of shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling shareholders may be deemed to be underwriting commissions.

Our common stock is listed on the NASDAQ Global Select Market, or NASDAQ, under the symbol "SBLK."  On September 16, 2011, the closing sale price of our common stock on NASDAQ was $1.42 per share. The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

Our principal executive offices are located at 40 Agiou Konstantinou Street, 15124, Athens, Greece. Our telephone number at that address is 011 30 210 617 8400.

An investment in these securities involves risks. See the section entitled "Risk Factors" beginning on page 6.

NEITHER THE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 20, 2011.

FORWARD LOOKING STATEMENTS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	7
USE OF PROCEEDS	8
CAPITALIZATION	9
PRICE RANGE OF OUR COMMON SHARES	10
SELLING SHAREHOLDERS	11
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	13
LEGAL PROCEEDINGS	13
DESCRIPTION OF SHARE CAPITAL	14
PLAN OF DISTRIBUTION	21
ENFORCEMENT OF CIVIL LIABILITIES	21
EXPENSES	23
MATERIAL CHANGES	23
LEGAL MATTERS	23
EXPERTS	23
WHERE YOU CAN FIND ADDITIONAL INFORMATION	23
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	24

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States of America.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under "Where You Can Find Additional Information."

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FORWARD LOOKING STATEMENTS

Star Bulk Carriers Corp. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include; (i) the strength of world economies; (ii) fluctuations in currencies and interest rates; (iii) general market conditions, including fluctuations in charterhire rates and vessel values; (iv) changes in demand in the drybulk shipping industry, including the market for our vessels; (v) changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; (vi) changes in governmental rules and regulations or actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) general domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events; (x) the availability of financing and refinancing, (xi) vessel breakdowns and instances of off-hire, and (xii) other important factors described from time to time in the reports filed by the Company with the Commission.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS, OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS PROSPECTUS, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.

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PROSPECTUS SUMMARY

This section summarizes some of the information that is contained later in this prospectus or in other documents incorporated by reference into this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information that appears later in this prospectus or is contained in the documents that we incorporate by reference into this prospectus.

Unless the context otherwise requires, as used in this prospectus, the terms "Company," "we," "us," and "our" refer to Star Bulk Carriers Corp., a Marshall Islands Corporation, and all of its subsidiaries, and "Star Bulk Carriers Corp." refers only to Star Bulk Carriers Corp. and not to its subsidiaries.  We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We operate drybulk vessels of two sizes: Capesize, which are vessels with carrying capacities of between 110,000 dwt and 199,000 dwt, and Supramax, which are vessels with carrying capacities of between 50,000 and 59,999 dwt. Unless otherwise indicated, all references to "Dollars" and "$" in this report are to U.S. Dollars.

Our Company

We are an international provider of marine drybulk transportation services. Our vessels carry a variety of drybulk commodities including coal, iron ore and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. As of the date of this prospectus, our operating fleet consists of six Capesize drybulk carriers and eight Supramax drybulk carriers with an average age of 11.0 years and a combined cargo carrying capacityof approximately 1.4 million dwt. In addition to our operating fleet, we have entered into contract for the construction of one newbuilding Capesize drybulk carrier with expected delivery in November 2011. As a result of this newbuilding contract, our operating fleet is expected to grow by the end of this year, with our cargo carrying capacity increasing to 1.6 million dwt.

Currently, we charter the majority of our vessels on medium- to long-term time charters, with average remaining terms ranging from one month to ten years. We also employ some of our Supramax drybulk carriers in the spot market or under short-term trip charters and on freight agreement, in line with our active fleet employment strategy. In addition, we have a contract of affreightment, or COA, to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale International S.A. (or Vale). Our other current customers include STX PanOcean Co. Ltd., Pacific Bulk Shipping Limited, Rio Tinto Shipping (Asia) PTE Ltd. (or Rio Tinto), SK Shipping Singapore PTE Ltd. (or SK Shipping), Cargill International S.A. (or Cargill), Dampskibsselskabet Norden A/S (or Norden) and Global Maritime Investments Limited (or GMI).

We perform the commercial and technical management of our fleet in-house. We believe our in-house vessel management increases our operational flexibility, enhances vessel utilization, enables better cost control and improves our profitability. Pursuant to an agreement dated May 12, 2011, we also provide commercial and technical management for a Supramax drybulk carrier that is owned by a third party. We believe this aspect of our operations differentiates us from other publicly listed drybulk companies that do not have in-house commercial and technical management capabilities.

We have consistently returned capital to our shareholders by paying dividends. On August 10, 2011, we declared our ninth consecutive quarterly dividend of $0.05 per share which was paid on August 31, 2011 to shareholders of record as of August 25, 2011. We aim to provide our shareholders with an attractive dividend while maintaining capital to invest and grow our business. We believe that our existing liquidity, conservative leverage and charter coverage will allow us to continue to pay dividends as we expand our fleet. Our board of directors evaluates our ability to pay a dividend on a quarterly basis and any future dividend payments will be subject to determination by our board of directors in its discretion. Please see "Item 8. Financial Information - Consolidated statements and other financial information - Dividend policy" of our Annual Report on Form 20-F for the year ended December 31, 2010, which is incorporated herein by reference.

In line with our growth plan, we have entered into contracts for the construction of two Capesize newbuildings. Star Borealis was delivered to us on September 9, 2011 and Star Polaris is scheduled to be delivered to us in November 2011. As of September 16, 2011, we have paid approximately $96.4 million to the shipyard, consisting of $42.8 million in cash and $53.6 million in borrowings under our $70.0 million term loan with Credit Agricole Corporate and Investment Bank, of the approximately $106.9 million of total construction costs. We intend to finance the remaining construction costs through the available borrowings under that term loan.

On May 12, 2011, we entered into an agreement with Barrington Corporation, or Barrington, a Marshall Islands company minority owned by family members of our Chairman, Mr. Petros Pappas, to acquire a 1994-built Capesize vessel, the Star Mega (formerly the Megalodon) along with its long-term time charter, for an aggregate purchase price of $23.7 million. On the same date, we also entered into an agreement with Donatus Marine Inc., or Donatus Marine, a Marshall Islands company minority owned by family members of our Chairman, to acquire a 1996-built Capesize vessel, the Star Big (formerly the Big Fish) along with its long-term time charter, for an aggregate purchase price of $27.8 million. On July 26, 2011 we took delivery of the Star Big which is chartered by a multinational mining company for a remaining period of approximately 4.2 years, at a gross daily rate of $25,000. On August 16, 2011 we took delivery of the Star Mega which is chartered by a multinational mining company for a remaining period of approximately 2.9 years, at a gross daily rate of $ 24,500.

On July 21, 2011 we entered into a senior secured credit facility agreement for $31.0 million with ABN AMRO BANK to partly finance the acquisition of the Star Big and the Star Mega.

On July 22, 2011 we offered and sold 16,700,000 common shares in an underwritten public offering at a public offering price of $1.80 per share. We have used and expect to use the net proceeds of that offering to fund a portion of the aggregate purchase price of the Star Big and Star Mega and for general corporate purposes.

On August 25, 2011 we entered into a commitment letter with HSH Nordbank AG in order to refinance our existing indebtedness under our loan agreements with Piraeus Bank AE of a term loan of $150.0 million dated April 14, 2008 and of a term loan of $35.0 million dated July 1, 2008, with a new Credit Agreement that provides for a $64.5 million term loan facility.

Our Fleet

The following table presents summary information concerning our drybulk carrier fleet as of September 16, 2011(1):

Vessel Name	Vessel Type	Size (DWT)	Year Built	Charter Type	Daily Gross Hire Rate	Earliest Charter Expiration
Operating Fleet
Star Aurora	Capesize	171,199	2000	Time Charter	27,500	July 26, 2013
Star Big	Capesize	168,431	1996	Time Charter	25,000	November 25, 2015
Star Mega	Capesize	170,631	1994	Time Charter	24,500	August 5, 2014
Star Sigma (2)	Capesize	184,403	1991	Time Charter	38,000	October 22, 2013
Star Ypsilon	Capesize	150,940	1991	Time Charter	13,000	October 1, 2011
Star Borealis (5)	Capesize	179,678	2011	Time Charter	24,750	July 11, 2021
Star Cosmo	Supramax	52,247	2005	Time Charter	16,500	March 8, 2012
Star Delta	Supramax	52,434	2000	Time Charter	14,000	November 22, 2011
Star Epsilon (3)	Supramax	52,402	2001	Time Charter	16,100	November 21, 2011
Star Gamma (4)	Supramax	53,098	2002	Time Charter	14,050	July 19, 2013
Star Kappa	Supramax	52,055	2001	Spot/Trip Charter	12,350	October 3, 2011
Star Omicron	Supramax	53,489	2005	Spot/Trip Charter	15,000	September 25, 2011
Star Theta	Supramax	52,425	2003	Time Charter	19,000	October 9, 2011
Star Zeta	Supramax	52,994	2003	Freight	-	-
Newbuilding Fleet

Star Polaris (5)	Capesize	180,000	2011

(1) In addition to the employment of our fleet of operating vessels described in the table above, we have a COA to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale. As of September 16, 2011, we have completed six of the eight shipments under our Vale COA, of which four shipments were performed by a chartered-in vessel. We expect to complete the final two shipments under this COA in the fourth quarter of 2011 and first quarter of 2012, respectively. We may employ vessels in our fleet to the extent they are available or charter-in vessels from third parties, as we have done for the third quarter 2011 shipment, to complete the remaining shipments under this COA.

(2) The time charter agreement for the Star Sigma includes an index-based profit sharing arrangement effective as of March 1, 2012, pursuant to which the charterer is obligated to pay us, in addition to the above daily rate, 50% of the amount by which the Baltic Capesize Index rate exceeds $49,000.

(3) Our charterer has an option to extend this time charter for one year at a gross daily rate of $16,100.

(4) Our charterer has an option to extend this time charter for one year at a gross daily rate of $15,500.

(5) On March 24, 2010 and April 6, 2010, we entered into two contracts with HHIC—Phil Inc., a subsidiary of Hanjin Heavy Industries and Construction Co. Ltd., or Hanjin, for the construction of two Capesize vessels for an aggregate construction price of $106.9 million with scheduled. Star Borealis was delivered to us on September 9, 2011 and Star Polaris expected to be delivered in November 2011.

Chartering

We charter our drybulk carriers to customers primarily pursuant to medium- to long-term time charters. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as commissions. We have historically paid commissions generally ranging from 1.0% to 6.25% of the total daily charter hire rate of each charter to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer. The amount and percentage of these commissions depends, in large part, on the number of brokers involved with arranging the charter. We are also responsible for the drydocking costs relating to each vessel. Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

We strategically monitor developments in the drybulk shipping industry on a regular basis and, subject to market demand, seek to target the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of the relatively stable cash flow and high utilization rates associated with time charters, we seek to employ our operating vessels on medium- to long-term time charters. Our operating vessels employed in the spot market or under short-term trip charters provide us with flexibility in responding to market developments. Although the vessels in our fleet are primarily employed on medium- to long-term time charters, we may employ these and additional vessels under COAs, bareboat charters, in the spot market, on short-term trip charters or pursuant to pooling arrangements in the future and will continue to evaluate our balance of medium- and long-term charters relative to developments in the drybulk shipping industry.

Vessel Management

Our wholly owned subsidiaries, Star Bulk Management Inc. and Starbulk S.A., perform the commercial and technical management for all of our vessels in-house. The responsibilities of our in-house vessel managers include, among other things, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels' taxes, negotiating charters for the vessels, managing the mix of various types of charters and developing and managing relationships with charterers.

On May 12, 2011, Starbulk S.A. entered into an agreement with Serenity Maritime Inc., a Marshall Islands company, for the commercial and technical management of the Serenity I, a 2006 built Supramax drybulk carrier formerly managed by Combine Marine Inc., or Combine, a company founded by our Chairman. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day for a one year term beginning on June 11, 2011 that will extend thereafter until terminated by either party upon two months prior written notice. This vessel will be managed under the same strategy as the other vessels in our fleet.

Recent Developments

With effect from June 30, 2011, the technical and crew management for the Star Cosmo was transferred to Starbulk S.A., our in-house vessel manager. These services were previously provided by Union Commercial Inc., an unaffiliated ship management company.

On July 4, 2011, Starbulk S.A., our in-house vessel manager, entered into a 12-year lease agreement for office space with Combine Marine Inc., a company founded by our Chairman, with monthly rent payments of €5,000. This lease agreement may be terminated by Starbulk S.A. after one year upon the payment of an amount equal to one month's rent.

On July 21, 2011 we entered into a senior secured credit facility with ABN AMRO Bank for $31.0 million to partially finance the purchase of the Star Big and the Star Mega. The total amount of the loan facility has been drawn down.

On July 22, 2011 we offered and sold 16,700,000 common shares in an underwritten public offering at a public offering price of $1.80 per share. All of the shares in the offering were sold by Star Bulk. We have used and expect to use the net proceeds of this offering to fund a portion of the aggregate purchase price of the Star Big and the Star Mega and for general corporate purposes.

On July 26, 2011, we took delivery of the Star Big. Following the completion of its regularly scheduled drydock, the vessel was redelivered to its charterer, a multinational mining company, for an average remaining period of approximately 4.2 years at a gross daily rate of $25,000, which is currently above market rates for similar vessels.

On August 16, 2011 we took delivery of the Star Mega which is chartered by a multinational mining company for a remaining period of approximately 2.9 years at a gross daily rate of $24,500 which is currently above market rates for similar vessels.

As of September 16, 2011, we have completed six of the eight shipments under our COA with Vale. Under the terms of that COA, we expect to transport approximately 1.35 million metric tons of iron ore between Brazil and China. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessels' operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis. We expect to complete the final three shipments under the Vale COA in the third and fourth quarters of 2011 and first quarter of 2012, respectively.

On August 31, 2011, our Board of Directors adopted the 2011 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2011 Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, its officers, key employees, directors and consultants whose contributions to us are or will be important to our success and to align the interests of such persons with our stockholders. The various types of incentive awards that may be issued under the 2011 Equity Incentive Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business. The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan permits grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The Board may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Stockholder approval of plan amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the board of directors, the plan will expire ten years from the date on which the plan was adopted by the board of directors.

On September 9, 2011 we took delivery of our newbuilding Capesize vessel Star Borealis which has already commenced a 10-year time charter.

Recent Developments in the Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2010, approximately 3,179 million tons of drybulk cargo was transported by sea, including iron ore, coal and grains, which accounted for 68% of total drybulk trade, with the remainder being accounted for by minor bulk cargoes.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2010, trade in all drybulk commodities increased from 2,150 million tons to 3,179 million tons, equivalent to a compound average growth rate, or CAGR, of 4.0%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products. Chinese imports of iron ore alone increased from 92 million tons in 2001 to approximately 617 million tons in 2010.

Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2000 and 2010, ton-mile demand in the drybulk sector increased by 64% to 18.4 billion ton-miles, equivalent to a CAGR of 5.1%. Ton mile employment has grown faster than trade due to geographical shifts in the pattern and an increase in average voyage lengths

The world drybulk fleet is generally divided into six major categories, based on a vessel's cargo carrying capacity. These categories consist of: Handysize, Handymax/Supramax, Panamax, Post Panamax, Capesize and Very Large Ore Carrier, or VLOC.

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Handysize. Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

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Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily iron ore, coal, grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk vessels are vessels between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk vessels. Hence, the earnings potential of a Supramax drybulk vessel is greater than for a conventional Handymax vessel of 45,000 dwt.

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Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

•
Post Panamax (sometimes known as Kamsarmax). Post Panamax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draft restricted ports. This type of vessel cannot transit the Panama Canal. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draft and a 229.0 meter length overall restriction, but no beam restriction.

•
Capesize. Capesize vessels have carrying capacities of between 110,000 and 199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

•
VLOC. Very large ore carriers have carrying capacities in excess of 200,000 dwt and are a comparatively new sector of the drybulk vessel fleet. VLOCs are designed to exploit economies of scale on long-haul iron ore routes.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. In June 2011, the orderbook of new drybulk vessels scheduled to be delivered in the remainder of 2011 represented approximately 16.65% of the world drybulk fleet and the orderbook of Capesize drybulk carriers represented approximately 35.89% of the world Capesize drybulk carrier fleet. The level of scrapping activity is generally a function of vessel age, scrap prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be candidates for scrapping. In the first half of 2011 approximately 13.0 million dwt of drybulk carriers were scrapped, exceeding the full year amount of 5.9 million dwt tons scrapped in 2010 and 10.6 million dwt scrapped in 2009.

The Effect of Recent Developments in the International Drybulk Shipping Industry on Our Business

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Supramax Index and the Baltic Capesize Index represent a decline of 94% and 99%, respectively. During 2009, the BDI increased from a low of 772 and reached a high of 4,661 in November of 2009. In 2010, the BDI increased from 3,235 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels at the end of 2010. The BDI has fluctuated around these low levels in 2011, and as of September 16, 2011 stood at 1,814.

The general decline in the drybulk carrier charter market is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The charters for six of our vessels are scheduled to expire between June and November 2011. The general decline in the drybulk carrier charter market has resulted and may result in the future in lower charter rates for our time charters and our vessels trading in the spot market. In addition, the general decline in the drybulk carrier charter market has resulted in lower drybulk vessel values.

Principal Executive Offices

Weare a Marshall Islands corporation with principal executive offices at 40 Agiou Konstantinou Street, 15124, Athens, Greece. Our telephone number at that address is 011-30-210-617-8400. We maintain a website on the Internet athttp://www.starbulk.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

RISK FACTORS

We have identified a number of risk factors which you should consider before buying shares of our common stock. These risk factors are set forth below and in our Annual Report on Form 20-F for the year ended December 31, 2010 that was filed with the Commission on March 31, 2011 which is incorporated by reference herein. Please see "Incorporation of Certain Documents by Reference". In addition, you should also consider carefully the risks set forth under the heading "Risk Factors" in any prospectus supplement before investing in the shares of common stock offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition.

Risks Related to Our Company

We cannot assure you that we will pay dividends.

There can be no assurance that we will pay dividends to our shareholders in any amount or at all. Consistent with our dividend policy, we aim to declare and pay dividends to our stockholders quarterly. However, our ability to pay dividends is based on several factors, including our:

•	profits available for distribution;

•	financial conditions and cash requirements in general;

•	expenses and reserves for scheduled drydockings;

•	intermediate and special surveys and other purposes as our board of directors from time to time may determine are required;

•	contingent liabilities;

•	current and future agreements governing any indebtedness, which may restrict dividends;

•	growth strategy;

•	current and expected charter rates; and

•	other cash needs and the requirements of Marshall Islands law.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. Any future dividend payments will be subject to determination by our board of directors in its discretion. Our board of directors may, in the future, forego the payment of dividends to use the cash from operations to make payments on any indebtedness, invest in future growth or for other reasons.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of the securities covered by this prospectus. We will bear all costs, expenses and fees in connection with the registration of these shares. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of these shares will be borne by the selling shareholders.

CAPITALIZATION

The following table sets forth our consolidated capitalization:

•	on an actual basis, as of June 30, 2011; and

•	on an adjusted basis, as of September 16, 2011 to give effect to:

•	repayment of $0.8 million of debt under our $35.0 million loan agreement with Piraeus Bank A.E;

•	repayment of $1.0 million of debt under our $26.0 million loan agreement with Commerzbank AG;

•	drawdown of $22.4 million under our $70.0 million loan agreement with Credit Agricole Corporate and Investment Bank;

•	drawdown of $31.0 million under our new $31.0 million loan agreement with ABN AMRO BANK N.V;

•
the declaration of a cash dividend of $0.05 per common share for the three months ended June 30, 2011, which amounted to $4.02 million and was paid on August 30, 2011 to shareholders of record as of August 25, 2011;

•
the issuance and sale of 16,700,000 of our common shares in an underwritten public offering at a public offering price of $1.80 per share resulting  in gross proceeds of approximately $30.1 million after deducting the offering expenses of $$0.3 million and underwriting discounts and commissions of $1,3 million resulting in net proceeds of approximately $28.5 million; and

•
on as further adjusted basis to give effect to the issuance of 61,000 shares, that have not yet been issued under our 2010 Equity Incentive Plan and to the issuance of 2,000,000 under our 2011 Equity Incentive Plan.

There have been no significant adjustments to our capitalization since June 30, 2011, as so adjusted.

You should read this capitalization table together with Report on Form 6-K, filed with the Commission on August 10, 2011 containing our financial results for the quarter ending June 30, 2011.

	As of June 30, 2011

	Actual	As Adjusted	As Further Adjusted
	(dollars in thousands except per share and share data)
Capitalization:
Total debt (including current portion) (1)	$216,575	$268,235	$268,235

Preferred shares, $0.01 par value; 25,000,000 shares authorized, none issued, actual, as adjusted and as further adjusted	—	—	—
Common shares, $0.01 par value; 300,000,000 shares authorized 63,658,360 shares issued and outstanding actual, 80,358,360 shares issued and outstanding as adjusted, 80,358,360 shares issued and 82,419,360 shares outstanding as further adjusted (2)	637	804	824
Additional paid-in capital (2)(3)	490,395	518,769	518,749
Retained earnings	(5,128)	(9,146)	(9,146)

Total stockholders' equity	485,904	510,427	510,427

Total capitalization	$702,479	$767,862	$767,862

(1)   All of our debt is secured.

(2)   The as adjusted common stock and as adjusted additional paid in capital does not include the additional 80,000 restricted common shares that we intend to issue to our former Chief Financial Officer according to his severance payment  and vest on March 31, 2012 or the 420,000 restricted common shares that we intend to issue to Mr. Spyros Capralos, which restricted common shares vest in three equal installments in February 2012, 2013 and 2014, provided he is employed by the Company at the time the shares are to be issued.

(3)   The as adjusted additional paid in capital does not include the incentive plan charge subsequent to June 30, 2011 related to the 248,000 shares issued to our former Chief Financial Officer on May 18, 2011, which will vest on March 31, 2012, the additional 80,000 restricted common shares, that we intend to issue to our former Chief Financial Officer according to his severance payment which will vest on March 31, 2012 nor the 420,000 restricted common shares that we intend to issue to Mr. Spyros Capralos, which restricted common shares vest in three equal installments in February 2012, 2013 and 2014 provided he is employed by the Company at the time the shares are to be issued.

As of June 30, 2011, we had $30.0 million in cash including $22.6 million of restricted cash, and on an "as adjusted" and "as further adjusted" basis cash of $39.4 million, including restricted cash of $27.1 million.  This amount reflects (i) loan repayments of $1.8 million, (ii) loan drawdowns of 53.4 million (iii) a dividend payment of $4.0 million, (iv) a cash payment of $66.7 million for installments related to the recent acquisition of two secondhand capsize vessels and to the construction of our New Building Vessels, (iv) net proceeds from the common shares offered and sold in an underwritten public offering that took place in July 2011 of $28.5 million.

PRICE RANGE OF OUR COMMON SHARES

Shares of our common stock trade on the NASDAQ Global Select Market, or NASDAQ, under the symbol "SBLK." The following table sets forth the high and low prices of our common stock on NASDAQ for the periods presented.

	HIGH	LOW
Months
September, 2011*	$1.47	$1.29
August, 2011	$1.59	$1.00
July, 2011	$2.10	$1.46
June, 2011	$2.19	$1.95
May, 2011	$2.44	$1.98
April, 2011	$2.45	$2.27
March, 2011	$2.65	$2.35
Financial Quarters
First Quarter ending March 31, 2011	$2.80	$2.35
Second Quarter ending June 30, 2011	$2.45	$1.95

* Through September 16, 2011

SELLING SHAREHOLDERS

The selling shareholders are offering up to 4,665,100 shares of our common stock which have been and which may be acquired under the Equity Incentive Plans.  If subsequent to the date of this reoffer prospectus, we grant awards to Key Persons under the 2011 Equity Incentive Plan and grant further awards to Key Persons under the 2010 Equity Incentive Plan, we may supplement this reoffer prospectus with the names of such Key Persons and the amounts of securities to be reoffered by them as selling shareholders.

Set forth below is information regarding the name and number of shares of common stock owned and offered by the selling shareholders.

Name of Selling Shareholder and Position with the Company	Total Shares of Common Stock Offered Hereby

Directors
Petros Pappas, Chairman of the Board of Directors	350,000
Milena Pappas	170,000
Spyros Capralos, Chief Executive Officer
Prokopios Tsirigakis, Former Chief Executive and President	400,000
George Syllantavos, Former Chief Financial Officer	598,000	(1)
Tom Softeland	260,000
Koert Erhardt	260,000
Peter Espig	260,000

Employees
Georgios Aivaliotis	5,350
Garyfallia Alexopoulou	7,350
Spyridon Anagnostakis	7,900
Christo Anagnostou	29,500
Georgios Andreou	8,400
Dimitrios Asimakidis	4,200
Anastasios Chrysostomidis	7,900
Georgios Drakatos	16,100
Niki Exarchakou	3,200
Panagiotis Fassilis	8,650
Stavroula Gerakari	4,500
Evangelia Ypsilanti	2,700
Stamatia Karali	4,700
Georgios Karoussakis	1,400
Panagiotis Kourkoumelis	14,000
Dimitrios Koutsogiannis	15,500
Vasilios Lytas	6,800
Georgios Mantalos	30,300
Georgia Mastagkaki	32,750
Antonios Miliadis	9,400
Stamatios Neris	17,150
Evdokia Pantelatou	3,700
Apostolos Paralykoudis	6,750
Ioannis Pektesidis	13,000
Efstratios Pentafronimos	3,700
Nikolaos Sempoglou	8,500
Katerina Sofikitou	5,900
Evangelia Spyroglou	3,500
Ioannis Telios	8,950
Maria Thoma	3,800
Styliani Tsagari	4,450
Dimitra Tsoumpa	1,000
Despoina Savvopoulou	5,100

(1)
Includes 80,000 restricted common shares that we plan to issue in connection with the resignation of Mr. George Syllantavos in connection with his resignation from our board of directors on August 31, 2011. These 80,000 common shares and an additional 248,000 common shares are subject to vesting on March 31, 2012.

As of September 16, 2011, 2,000,000 common shares were available for issuance under the 2011 Equity Incentive Plan and 61,000 common shares were available for issuance under the 2010 Equity Incentive Plan. Certain unnamed Key Persons that are not affiliates of the Company may use this reoffer prospectus to reoffer or resell the lesser of 1,000 shares of common stock or 1% of the shares issuable under the Equity Incentive Plans.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On May 2, 2011, Star Bulk Management Inc. entered into an employment agreement with Mr. Simos Spyrou, Deputy Chief Financial Officer. On the same date, we also entered into a separate consulting agreement with a company owned and controlled by Mr. Spyrou for work performed by him outside of Greece. Each of these agreements has a term of three years. Under the employment agreement, Mr. Spyrou receives an annual base salary that may increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the company controlled by Mr. Spyrou receives an annual consulting fee and additional incentive compensation as determined annually by the compensation committee of our board of directors. On September 1, 2011 Mr. Simos Spyrou has been appointed as Chief Financial Officer, to succeed Mr. George Syllantavos.

On May 12, 2011, we entered into an agreement with Barrington Corporation, or Barrington, a Marshall Islands company minority owned by family members of our Chairman, Mr. Petros Pappas, to acquire a 1994-built Capesize vessel, the Megalodon along with its long-term time charter, for an aggregate purchase price of $23.7 million. On the same date, we also entered into an agreement with Donatus Marine Inc., or Donatus Marine, a Marshall Islands company minority owned by family members of our Chairman, to acquire a 1996-built Capesize vessel, the Star Big (formerly the Big Fish) along with its long-term time charter, for an aggregate purchase price of $27.8 million. The Star Big was delivered on July 26, 2011 and the Star Mega was delivered to us on August 16, 2011

On May 12, 2011, we entered into an agreement with our Chief Financial Officer, Mr. George Syllantavos, relating to his employment with us. Pursuant to that agreement, Mr. Syllantavos received a severance payment from us of €320,000 in cash and 328,000 restricted common shares pursuant to the terms and subject to the conditions of his employment and consultancy agreements with us. Mr. Syllantavos resigned as our Chief Financial Officer and from our board of directors effective as of August 31, 2011 at which time we paid the above cash amounts. Mr. Syllantavos is acting Co-Chief Executive Officer of Nautilus Marine Acquisition Corp., a special purpose acquisition corporation that completed its initial public offering on July 15, 2011.

On July 4, 2011, Starbulk S.A., our in-house vessel manager, entered in to a 12-year lease agreement for office space with Combine Marine Inc., a company founded by our Chairman, with monthly rent payments of €5,000. This lease agreement may be terminated by Starbulk S.A. after one year upon the payment of an amount equal to one month's rent.

LEGAL PROCEEDINGS

On February 18, 2011, we received a letter from Korea Line Corporation, or KLC, the charterer of the Star Gamma, requesting an agreement on adjustment of charter hire. We were notified of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making claims against KLC in those proceedings. KLC owes us approximately $1.3 million under the time charter for the Star Gamma that was scheduled to expire in December 2011. In addition, KLC owes us $650,000 under the time charter for the Star Cosmo that expired in February 2011. We have asserted liens against certain amounts owed to KLC by the sub-charterers of both vessels. On March 9, 2011, KLC notified us of its termination of the time charter for the Star Gamma. On March 31, 2011, we filed claims with the Bankruptcy Division of the Korean courts relating to the Star Gamma and the Star Cosmo for approximately $1.95 million in charterhire payments and for other damages related to the repudiation of the Star Gamma time charter. On April 26, 2011, the bankruptcy receivers rejected portions of our claims, which we plan to vigorously contest. On July 29, 2011 the Receivers of KLC proposed a Rehabilitation plan to be voted by the creditors of KLC, including the  Company, which voting is rescheduled for September 23, 2011.

On April 1, 2011, we entered into a settlement agreement with the subcharterers of the Star Beta to settle all of our outstanding claims and discontinue the arbitration proceedings relating to a dispute that commenced in 2008. Please see our press release dated April 13, 2011 that is contained in our Form 6-K, which was filed with the Commission on the same date.

On July 13, 2011 the Star Cosmo, one of our vessels, was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months earlier, and related records were allegedly deficient. An administrative investigation will be commenced. We posted cash collateral of Euro 340,000 to guarantee the payment of fines that may be assessed in the future and the vessel was released. At the time of the alleged incident, Union Commercial, Inc., an unaffiliated third party ship management company, was the vessel's technical manager. The Company has been advised by its attorneys in Spain handling the case that no further information is available as to the ultimate timing or conduct of such investigation and we cannot predict the outcome of this matter at this time.

For a description of the other legal proceedings to which we are a party, please see Item 8.A. "Financial Information—Legal Proceedings" in our annual report on Form 20-F for the year ended December 31, 2010, which is incorporated by reference herein.

DESCRIPTION OF SHARE CAPITAL
Authorized Share Capital

Under our second amended and restated articles of incorporation, or our Articles, our authorized capital stock consists of 300,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share, none of which were issued as of the date of this prospectus. All of our shares of stock are in registered form.

Common Stock

As of September 16, 2011, we had 80,358,360 common shares outstanding of 300,000,000 shares authorized to be issued. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.

Share History

Star Maritime (our predecessor), was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry. Following the formation of Star Maritime, our officers and directors were the holders of 9,026,924 shares of common stock representing all of our then issued and outstanding capital stock. On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share. In addition, Star Maritime completed during December, 2005 a private placement of an aggregate of 1,132,500 units each unit consisting of one share of common stock and one warrant, to Mr. Tsirigakis, our former Chief Executive Officer and one of our directors, Mr. Syllantavos, our Chief Financial Officer and one of our directors, Mr. Pappas our Chairman of the Board and Mr. Erhardt, one of our directors. The gross proceeds of the private placement of $11.3 million were used to pay all fees and expenses of the initial public offering and as a result, the entire gross proceeds of the initial public offering amounting to $188.7 million were deposited in a trust account maintained by American Stock Transfer & Trust Company. Star Maritime's common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

On January 12, 2007, Star Maritime and the Company entered into definitive agreements to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT. These eight drybulk carriers are referred to as the initial fleet. The aggregate purchase price specified in the Master Agreement by and among the Company, Star Maritime and TMT, or the Master Agreement, for the initial fleet was $224.5 million in cash and 12,537,645 shares of our common stock, which were issued on November 30, 2007. As additional consideration for eight vessels, we agreed to issue 1,606,962 shares of our common stock to TMT in two installments as follows: (i) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the year ended December 31, 2007, and (ii) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the year ended December 31, 2008. The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008 and the shares in respect of the second installment were issued to a nominee of TMT on April 28, 2009.

On November 2, 2007, the Commission declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007 we obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into the Company with Star Maritime merging out of existence and the Company being the surviving entity. Each share of Star Maritime common stock was exchanged for one share of the Company's common stock and each warrant of Star Maritime was assumed by the Company with the same terms and conditions except that each became exercisable for common stock of the Company. The Redomiciliation Merger became effective after stock markets closed on November 30, 2007 and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEA.WS, respectively. The Company's shares and warrants started trading on the NASDAQ Global Select Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively. Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of our outstanding common stock. Mr. Nobu Su, a former member of our board of directors, exercises voting and investment control over the securities held of record by F5 Capital, a Cayman Islands corporation, which is a nominee of TMT. F5 Capital filed a Schedule 13D/A on July 29, 2008 reporting beneficial ownership of 6.0% of our outstanding common stock. All of our warrants expired with no value and ceased trading on the NASDAQ Global Select Market on March 15, 2010.

In 2008, our board of directors adopted a common share and warrant repurchase plan of up to an aggregate $50.0 million. Under that repurchase plan, we paid an aggregate of $13,449,469 for 1,247,000 common shares and 1,362,500 warrants, which were cancelled and the common shares were removed from our share capital. In February 2010, our board of directors adopted a new stock repurchase plan for up to $30.0 million to be used for repurchasing our common shares until December 31, 2011. As of the date of this prospectus, no common shares have been repurchased under this repurchase plan.

As of January 20, 2009, management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008 into 818,877 newly issued shares as part of a private placement. This reinvestment was conducted at the same weighted average price as the stock portion of such dividend. Management and the directors effectively invested the full amount of the dividend in the form of newly issued shares.

In 2007, we adopted the 2007 Equity Incentive Plan and reserved for issuance 2,000,000 shares of our common stock under that plan. In 2010, we adopted the 2010 Equity Incentive Plan and reserved for issuance an additional 2,000,000 shares of our common stock under that plan. The terms and conditions of the 2007 Equity Incentive Plan are substantially similar to those of the 2010 Equity Incentive Plan. All of the shares that were reserved for issuance under the 2007 Equity Incentive Plan were issued and those grants remain in full force and effect. Pursuant to the 2007 and 2010 Equity Incentive Plans, we have issued the following securities:

•
On December 3, 2007, 90,000 restricted non-vested common shares to Prokopios (Akis) Tsirigakis, our former President and Chief Executive Officer, subject to applicable vesting of 30,000 common shares on each of July 1, 2008, 2009 and 2010;

•
On December 3, 2007, 75,000 restricted non-vested common shares to George Syllantavos, our Chief Financial Officer and Secretary, subject to applicable vesting of 25,000 common shares on each of July 1, 2008, 2009 and 2010;

•	On March 31, 2008, 150,000 restricted non-vested common shares to Peter Espig, our Director, subject to applicable vesting of 75,000 common shares on each of April 1, 2008 and 2009;

•
On December 5, 2008, an aggregate of 130,000 restricted non-vested common shares to all of our employees and an aggregate of 940,000 non-vested restricted common shares to the members of our board of directors. All of these shares vested on January 31, 2009;

•
On February 4, 2010, an aggregate of 115,600 restricted non-vested common shares to all of our employees subject to applicable vesting of 69,360 common shares on June 30, 2010 and 46,240 common shares on June 30, 2011;

•
On February 24, 2010, an aggregate of 980,000 restricted non-vested common shares to the members of our board of directors subject to applicable vesting of 490,000 common shares on each of June 30 and September 30, 2010;

•
On October 20, 2010, an aggregate of 1,070,000 restricted non-vested common shares to the members of our board of directors and 140,000 restricted non-vested common shares to all of our employees. All of these shares vested on December 31, 2010; and

•	On May 18, 2011, an aggregate of 248,000 restricted non-vested common shares to Mr. George Syllantavos pursuant to an agreement dated May 12, 2011 covering the terms of his severance.

•
On July 22, 2011 we offered and sold 16,700,000 common shares in an underwritten public offering at a public offering price of $1.80 per share. As part of this offering, we granted the underwriters a 30-day option to purchase an additional 2,505,000 common shares to cover over-allotments, if any.

We plan to issue a minimum of 420,000 restricted common shares to Mr. Spyros Capralos, our Chief Executive Officer, pursuant to the terms of his consulting agreement dated February 28, 2011. The shares are issuable in three equal installments in February 2012, 2013 and 2014 provided he is employed by the Company at the time the shares are to be issued. As of the date of this prospectus, none of these shares were issued or vested.

We plan to issue 80,000 restricted common shares, which will vest on March 31, 2012, to our former Chief Financial Officer in connection with his resignation from our board of directors on August 31, 2011. As of the date of this prospectus, none of these shares were issued or vested.

As of September 16, 2011, 61,000 common shares were available for issuance under the 2010 Equity Incentive Plan.

Preferred Stock

Under the terms of our Articles, our board of directors has the authority, without any further vote or action by our shareholders, to issue up to 25,000,000 preferred shares. Our board of directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such shares of preferred stock. At the time that any series of our preferred shares are authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without stockholder approval, cause us to issue preferred shares which have voting, conversion and other rights that could adversely affect the holders of our common shares or make it more difficult to effect a change in control. Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our stockholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our stockholders. In addition, our preferred shares could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common shares. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control in us or the removal of our management.

Directors

Our directors are elected by the affirmative vote of a majority of the shares of stock represented at the meeting. There is no provision for cumulative voting.

Our board of directors must consist of at least three members. Shareholders may change the number of directors only by amending the bylaws which requires the affirmative vote of holders of 70% or more of the outstanding shares of capital stock entitled to vote generally in the election of directors. The board of directors may change the number of directors only by a vote of not less than 66 2/3% of the entire board of directors. At each annual meeting, directors to replace those directors whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Interested Transactions

Our Amended and Restated Bylaws, or Bylaws, provide that no contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors or the committee and our board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our board of directors as defined in Section 55 of the BCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by our board of directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of our board of directors or of a committee which authorizes the contract or transaction.

Shareholder Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Our board of directors may set a record date between 10 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the Marshall Islands Business Corporations Act, or BCA, our shareholders have the right to dissent from various corporate actions, including any plan of merger or consolidation to which we are a party or sale or exchange of all or substantially all of our property and assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our Articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights with respect to those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our Articles and Bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Articles and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles and Bylaws

Several provisions of our Articles and Bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

Classified Board of Directors

Our Articles provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our common shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Blank Check Preferred Stock

Our Articles authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Business Combinations

Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of Marshall Islands and "interested shareholders," we have included these provisions in our Articles. Our Articles contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 70% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering of shares of our common stock under the Securities Act.

For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 20% or more of the shares of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Election and Removal of Directors

Our Articles prohibit cumulative voting in the election of directors. Our Articles and Bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Articles and Bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our Bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual meeting of shareholders or by the unanimous written consent of our shareholders. Our Bylaws also provide that our board of directors, Chairman, or President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, shareholders are prevented from calling a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.

Supermajority Provisions

The BCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders is required to amend a corporation's articles of incorporation, unless the articles of incorporation requires a greater percentage. Our Articles provide that the following provisions in the Articles may be amended only by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors:

•	the board of directors shall be divided into three classes;

•	directors may only be removed for cause and by an affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;

•	the directors are authorized to make, alter, amend, change or repeal our bylaws by vote not less than 66 2/3% of the entire board of directors;

•
the shareholders are authorized to alter, amend or repeal our bylaws by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;

•	the Company may not engage in any business combination with any interested shareholder for a period of three years following the transaction in which the person became an interested shareholder; and

•
the Company shall indemnify directors and officers to the full extent permitted by law, and the company shall advance certain expenses (including attorneys' fees and disbursements and court costs) to the directors and officers. For purposes of these provisions, an "interested shareholder" is generally any person or entity that owns 20% or more of the shares of our outstanding voting stock or any person or entity affiliated with or controlling or controlled by that person or entity.

Advance Notice Requirements for Shareholders Proposals and Director Nominations

Our Articles and Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding year's annual meeting of shareholders. Our Articles and Bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede a shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling shareholders, if they desire, to offer for sale and sell the common shares they have acquired or may in the future acquire pursuant to the Equity Incentive Plans at such times as the selling shareholders choose.  The decision to sell any common shares is within the discretion of the holder thereof, subject generally to the Company's policies affecting the timing and manner of sale of common shares by certain individuals.

The selling shareholders may sell the common shares only for their own account. The selling shareholders, their respective donees or other transferees and successors in interest permitted to use Form S-8 under General Instruction A of Form S-8, may sell or transfer common shares for value only in one or more transactions on or through NASDAQ (or any successor stock exchange) at market prices prevailing at the time of sale or at prices related to those market prices.

The selling shareholders and any broker-dealers that act in connection with the sale of common shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the common shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.  The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the common shares against certain liabilities, including liabilities arising under the Securities Act.  As of the date of this prospectus, the selling shareholders do not have any agreement, arrangement or understanding with any broker or dealer to sell any of the common shares.

Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include deemed delivery by brokers or dealers pursuant to Rule 153 under the Securities Act in connection with sales effected between brokers or dealers on or through NASDAQ.

The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule or they may sell their shares in negotiated transactions.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common shares by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed him of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We will pay all fees and expenses incident to the registration of the stock, but we will not receive any proceeds from the sale of the common shares.

ENFORCEMENT OF CIVIL LIABILITIES

Star Bulk Carriers Corp. is a Marshall Islands corporation and our principal executive offices are located outside the United States in Athens, Greece.  A majority of our directors, officers and the experts named in the prospectus reside outside the United States.  In addition, a substantial portion of our assets and the assets of our directors and officers are located outside of the United States of America.  As a result, you may have difficulty serving legal process within the United States of America upon us or any of these persons.  You may also have difficulty enforcing, both in and outside the United States of America, judgments you may obtain in United States of America courts against us or these persons in any action, including actions based upon the civil liability provisions of United States of America federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States of America federal or state securities laws.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the Registration Statement of which this prospectus forms a part, all of which will be paid by the Company.

SEC registration fee	$800
Legal Fees and Expenses	$15,000
Accounting Fees and Expenses	$10,000

Total	$25,800

MATERIAL CHANGES

There have been no material changes to the affairs of our Company since the filing of our Annual Report on Form 20-F for the year ended December 31, 2010 on March 31, 2011 that have not previously been described in this prospectus or a report on Form 6-K that is incorporated by reference herein.

LEGAL MATTERS

The validity of the common shares offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Republic of Marshall Islands law.

EXPERTS

The consolidated financial statements, incorporated by reference into this prospectus from the Company's Annual Report on Form 20-F for the year ended December 31, 2010, and the effectiveness of Star Bulk Carriers Corp. internal control over financial reporting have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.  Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, as amended, we filed a registration statement relating to the securities offered by this prospectus with the Commission.  This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports within the Commission.  You may read and copy any document that we file, including documents referenced in this prospectus, at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, you can obtain information about us at the offices of the NASDAQ.

Information Incorporated by Reference

We incorporate by reference the documents listed below:

•
Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on March 31, 2011, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;

•
Our Current Report on Form 6-K filed with the Commission on July 18, 2011 of Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of the Company as of and for the three month period ended March 31, 2011;

•	Our Current Report on Form 6-K, filed with the Commission on August 10, 2011, containing our financial results for the quarter ending June 30, 2011;and

•
All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the respective date of filing of such documents.

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not, and any underwriters have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only.  Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street, 15124
Athens, Greece
011 30 210 617 8400

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide that any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Company upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and offices and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive offices.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Company will, unless in the opinion of its counsel the claim has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

The following documents filed with the Commission by the Company are incorporated herein by reference:

•
Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on March 31, 2011, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;

•
Our Current Report on Form 6-K filed with the Commission on July 18, 2011 of Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of the Company as of and for the three month period ended March 31, 2011;

•	Our Current Report on Form 6-K, filed with the Commission on August 10, 2011, containing our financial results for the quarter ending June 30, 2011;and

•
All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the respective date of filing of such documents.

ITEM 4. DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The bylaws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The bylaws further provide that the Registrant shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Registrant would have the power to indemnify such person against such liability by law or under the provisions of these bylaws.

Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands provides as follows:

Indemnification of directors and officers.

(1)
Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2)
Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)
When director or officer is successful. To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)
Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)
Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)
Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)
Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

Not applicable.

ITEM 8.  EXHIBITS.
4.1	Specimen Common Stock Certificate (1)
4.2	2007 Equity Incentive Plan (2)
4.3	2010 Equity Incentive Plan (3)
4.4	2011 Equity Incentive Plan
5.1	Opinion of Seward & Kissel LLP, Marshall Islands Counsel to the Company, as to the validity of the common shares
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Seward & Kissel LLP (contained in Exhibit 5.1)
24.1	Power of Attorney (included in the signature page hereto)

(1)	Incorporated by reference to Exhibit 4.1 to the Company's Joint Proxy/Registration Statement on Form F-4 (File No. 333-141296) filed with the Commission on March 14, 2007.

(2)	Incorporated by reference to Exhibit 10.2 to the Company's Joint Proxy/Registration Statement on Form F-4 (File No. 333-141296) filed with the Commission on March 14, 2007.

(3)	Incorporated by reference to Exhibit 2.4 to the Company's Form 20-F filed with the Commission on March 31, 2011.

ITEM 9.  UNDERTAKINGS.

1.    The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.
 Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece on September 20. 2011.

STAR BULK CARRIERS CORP.

By:	/s/ Spyros Capralos
Spyros Capralos Chief Executive Officer and President (Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Spyros Capralos, Simos Spyrou, Derrick Betts and Robert Lustrin his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on September 20, 2011 in the capacities indicated.

Signature	Title

/s/ Spyros Capralos	Chief Executive Officer; President and Director
Spyros Capralos	(Principal Executive Officer)

/s/ Simos Spyrou	Chief Financial Officer
Simos Spyrou	(Principal Financial Officer)

/s/ Petros Pappas	Chairman and Class A Director
Petros Pappas

/s/ Prokopios (Akis) Tsirigakis	Class C Director
Prokopios (Akis) Tsirigakis

/s/ Tom Søfteland	Class A Director
Tom Søfteland	(Principal Accounting Officer)

/s/ Peter Espig	Class B Director
Peter Espig

/s/ Koert Erhardt	Class B Director
Koert Erhardt

/s/ Milena Pappas	Class B Director
Milena Pappas

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Star Bulk Carriers Corp., has signed this registration statement in the City of Newark, State of Delaware, on September 20, 2011.

PUGLISI & ASSOCIATES

By: /s/ Donald J. Puglisi
Name: Donald J. Puglisi

Title:   Managing Director

INDEX TO EXHIBITS

Number	Exhibit
4.1	Specimen Common Stock Certificate (1)
4.2	2007 Equity Incentive Plan (2)
4.3	2010 Equity Incentive Plan (3)
4.4	2011 Equity Incentive Plan
5.1	Opinion of Seward & Kissel LLP, Marshall Islands Counsel to the Company, as to the validity of the common shares
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Seward & Kissel LLP (contained in Exhibit 5.1)
24.1	Power of Attorney (included in the signature page hereto)

(1) Incorporated by reference to Exhibit 4.1 to the Company's Joint Proxy/Registration Statement on Form F-4 (File No. 333-141296) filed with the Commission on March 14, 2007.

(2) Incorporated by reference to Exhibit 10.2 to the Company's Joint Proxy/Registration Statement on Form F-4 (File No. 333-141296) filed with the Commission on March 14, 2007.

(3) Incorporated by reference to Exhibit 2.4 to the Company's Form 20-F filed with the Commission on March 31, 2011.